                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 1998,

                                Zindart Limited
                (Translation of registrant's name into English)

          Flat C & D, 25/F., Block 1, Tai Ping Industrial Centre, 57,
                     Ting Kok Road, Tai Po, N.T., Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X     Form 40-F
                                       ---               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   X     No
                                       ---        ---

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                   -----

                                ZINDART LIMITED

                                    FORM 6-K

                               TABLE OF CONTENTS

                                                                                                SEQUENTIAL PAGE
Press Release Issued February 2, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . . . . .   7

Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         Changes in Securities and Use of Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         Submission of Matters to a Vote of Security Holders  . . . . . . . . . . . . . . . . . . . . . . .  13

                                 PRESS RELEASE

   ZINDART THIRD QUARTER: REVENUES UP 24.3% TO $20.2 MILLION.  NET INCOME UP
        73.6% TO $2.5 MILLION.  QUARTER AND NINE MONTHS SET NEW RECORDS.

Monday, February 2, 1998

HONG KONG--Zindart Limited (NASDAQ:ZNDTY) achieved net income of $2.5 million in the third quarter of fiscal year 1998, ended December 31, 1997, up 73.6% from $1.5 million for the same period in the prior year.

Net revenues, up 24.3%, increased to $20.2 million from $16.3 million in fiscal 1997's third quarter. Diluted earnings per share were $0.37 versus $0.29 in the prior year, up 27.7%, resulting from strong gross margins at 30.2% based on a favorable product mix as well as higher productivity. Orders on hand totaled $28.0 million, up from $24.1 million at December 31, 1997.

Nine-Months Results Up Due To U.S. Demand

For the nine-month period ended December 31, 1997, revenues were up 15.0% to $56 million from $48.7 million in fiscal 1997. Net income of $6.9 million in 1998 versus $4.2 million in 1997 was up 62.7%. Diluted earnings per share of $1.02 (on 6,759,547 weighted average number of shares outstanding) were up 20.4% from $0.85 (on 5,000,000 weighted average number of shares outstanding) in the prior year. Over 90% of Zindart's sales come from major companies in the
U.S.: strong demand from them has fueled revenues throughout the nine months.

Growth Strategy On Target

At the end of 1998's first quarter, Chief Operating Officer and Chief Financial Officer Feather Fok pointed out that the company had a number of growth initiatives underway. The company's robust revenues in the third quarter suggest that this focus is translating into topline progress. The company's expanded Dongguan facility is supporting this growth, as well as producing economics reflected in this quarter's growth margins.

In the fourth quarter, the company expects to complete the acquisition of Hua Yang Printing Holdings Co. Limited, which event is part of the same growth strategy. Fok stated, "The Hua Yang acquisition significantly strengthens our marketing platform. We share customers now, and we both have a need to further expand our marketing presence in the United States. This gives us the clout and scale to achieve our shared strategy."

Zindart is a Hong Kong-based manufacturer of high-quality, detailed, metal, die-cast and plastic molded collectibles, ornaments and toys. Zindart has entered into a letter of intent to acquire Hua Yang Printing Holdings Co. Limited. Hua Yang is a leading printer and manufacturer of hand-made books, specialty packaging and other paper products. Both companies' major customers are in the United States.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed above and without limitation, changes in


                                       3.

market demand for the company's products, changes in economic conditions, dependence on certain customers, logistical problems in consolidation production at a single facility, the ability of the company to complete the Hua Yang acquisition, and other risks described in the Form 20-F for the fiscal year ended March 31, 1997. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart prepares its financial results in U.S. dollars in accordance with U.S. GAAP. The information included here excludes the operating results of Hua Yang.

FOR INFORMATION CONTACT:

         Feather Fok
         Chief Operation and Financial Officer
         Zindart Limited
         011-852-2666-1742
         featherf@zindart.com

         -or-

         Deborah Passik
         William Dunk Partners, Inc.
         919-929-4100



                                       4.

                                ZINDART LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   UNAUDITED
       (in thousands of United States dollars, except per share amounts)

                                                        THREE MONTHS ECDED                NINE MONTHS ENDED
                                                            DECEMBER 31                      DECEMBER 31
                                                            -----------                      -----------
                                                         1997            1996            1997              1996
                                                         ----            ----            ----              ----
Net Sales                                             $20,229         $16,272         $55,960           $48,670

Cost of goods sold                                    (14,113)        (11,861)        (39,216)          (36,280)

Gross profit                                            6,116           4,411          16,744            12,390

Selling, general and administrative expenses           (3,187)         (2,398)         (9,002)           (6,560)

Operating income                                        2,929           2,013           7,742             5,830

Other income (expense), net                               196             (66)            444              (404)

Income before income taxes                              3,125           1,947           8,186             5,426

Provision for income taxes                               (262)           (180)           (701)             (464)

Income before minority interests                        2,863           1,767           7,485             4,962

Minority interests                                       (334)           (309)           (606)             (734)

Net income                                             $2,529          $1,458          $6,879            $4,228

Basic earnings per common share                         $0.38           $0.29           $1.02             $0.85

Diluted earnings per common share                       $0.37             N/A           $1.02              N/A

Basic  weighted  average   number  of  common           6,731           5,000           6,719            5,000

shares outstanding

Diluted weighted  average  number  of  shares           6,803             N/A           6,760              N/A

outstanding

Number of shares outstanding as of period end           6,733           5,000           6,733            5,000


                                       5.

                          CONSOLIDATED BALANCE SHEETS
                                   UNAUDITED
                    (in thousands of United States dollars)

                                                                                          DECEMBER 31


                                                                                          1997                 1996
                                                                                          ----                 ----
ASSETS:
    Cash and bank deposits                                                             $13,194            $   4,873
    Accounts receivable, net                                                            13,206                9,123
    Due from related companies                                                              --                   49
    Deposits and prepayments                                                             3,323                1,115
    Inventories, net                                                                     9,237                9,585
      Total current assets                                                              38,960               24,745
    Property, machinery, equipment and capital leases, net                              19,831               11,632
    Long-term investments                                                                  179                  179
    Deferred stock issuance costs                                                           --                  561
    Goodwill, net                                                                           60                   70
    Total assets                                                                       $59,030              $37,187

LIABILITIES:
    Short-term bank borrowings                                                          $   --           $    4,446
    Long-term bank loans, current portion                                                   --                  834
    Capital lease obligations, current portion                                             646                  431
    Accounts payable                                                                     3,265                3,459
    Receipts in advance                                                                  3,109                1,480
    Accrued liabilities                                                                  9,722                6,598
    Taxation payable                                                                     1,134                  821
    Total current liabilities                                                           17,876               18,069
    Long-term bank loans, non-current portion                                               --                1,161
    Capital lease obligations, non-current portion                                       1,005                  666
    Deferred taxation                                                                      120                  120
    Total liabilities                                                                   19,001               20,016

MINORITY INTERESTS                                                                       1,650                1,335

SHAREHOLDERS' EQUITY:
    Paid-in capital                                                                  $     436            $     323
    Additional paid-in capital                                                          14,104                   --
    Retained earnings                                                                   23,839               15,513
    Total shareholders' equity                                                          38,379               15,836
    Total liabilities, minority interests and shareholders' equity                      59,030               37,187



                                       6.

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Zindart Limited ("Zindart") is a leading turnkey manufacturer of high-quality die-cast and injection-molded products for premier U.S. designers and marketers of die-cast collectibles, holiday ornaments and toys. Zindart completed its acquisition of Hua Yang Printing Holdings Co. Limited ("Hua Yang") in February 1998. Hua Yang is a leading printer and manufacturer of hand-made books, specialty packaging and other paper products. Except as specifically referenced, the financial information included below excludes the operating results of Hua Yang. As used herein, the "Company" refers to Zindart and Hua Yang collectively.

         This supplemental information contains forward-looking statements that involve risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed elsewhere in this Form 6-K and without limitation, changes in market demand for the Company's products, changes in economic conditions, dependence on certain customers, logistical problems in consolidating production at a single facility, risks relating to the Hua Yang acquisition, successful completion of the Company's pending public offering, and other risks described in Zindart's Annual Report on Form 20-F for the year ended March 31, 1997 (the "Form 20-F") and the Prospectus contained in the Company's Registration Statement on Form F-1, dated February 17, 1998 (the "Prospectus"), both of which are incorporated herein by reference. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

         Sales to three major customers--Hallmark, Ertl and Mattel--account for a majority of the Company's total net sales. The Company's dependence on these customers is expected to continue in the foreseeable future. The loss of any one of its major customers, or a material reduction in received or anticipated orders from any one of its major customers, would have a material adverse effect on Zindart's business, financial condition and results of operations. The Company's operating results in the past have fluctuated and those results may fluctuate in the future. The Company ceases production for a two-week period during January or February of each year due to the Chinese New Year Holiday, which has caused revenues during the fourth fiscal quarter of each year to be lower than revenues during the other three quarters. Zindart may also experience fluctuations in quarterly sales and related net income compared with the other quarters due to the timing of receipt of orders from customers, the shipment of products and the timing of the Company expenses. As a result, the Company may experience annual and quarterly variations in operating results and, accordingly, the trading price of Zindart's American Depositary Shares ("ADSs") may be subject to fluctuations in response to such variations. In any event, it is likely that, from time to time, the Company's operating results will not meet the expectations of the Company's public market analysts, which will have an adverse effect on the trading price of the ADSs.

         The Company is also subject to certain risks relating to the conduct of business in Hong Kong and the People's Republic of China (the "PRC"). For more discussion of these and other risks relating to Zindart, see the Form 20-F and the Prospectus.



                                       7.

         For the nine months ended December 31, 1997, Hua Yang earned a net profit of $3.8 million as compared to a net profit of $2.3 million for the nine months ended December 31, 1996, an increase of 64.6%. Hua Yang's net sales for the 1997 period were $32.8 million as compared to $26.7 million in the 1996 period, an increase of 23.0%. Such net sales in both periods were largely generated through the production of "pop-up" books, novelty books and board books for many of the world's leading publishing houses and independent concept packagers. Hua Yang's packaging business, which focuses on high value-added packaging boxes that involve complicated printing techniques and hand assembly, also contributed significantly to net sales. Hua Yang's gross margin for the 1997 period was 32.4% as compared to 30.0% in the 1996 period.

Results of Operations

         The table below sets forth certain statement of operations data of Zindart only as a percentage of net sales for the three months and nine months ended December 31, 1996 and 1997.

                                                        Three Months Ended                    Nine months Ended
                                                           December 31                          December 31
                                                           -----------                          -----------
                                                      1997             1996              1997              1996
                                                      ----             ----              ----              ----
Net sales                                           100.0%             100.0%           100.0%             100.0%

Gross profit                                         30.2%              27.1%            29.9%              25.5%

Selling, general and administrative                  15.8%              14.7%            16.1%              13.5%
    expenses

Operating income                                     14.5%              12.4%            13.8%              12.0%

Income before income taxes                           15.5%              12.0%            14.6%              11.2%

Provision for income taxes                            1.3%               1.1%             1.3%               1.0%

Minority interests                                    1.7%               1.9%             1.1%               1.5%

Net income                                           12.5%               9.0%            12.3%               8.7%


Three months ended December 31, 1997 and 1996

         Net sales. Net sales of Zindart only for the three months ended December 31, 1997 were $20.2 million, an increase of $4.0 million, or 24.3%, from the same period in 1996. The increase was mainly due to the increase in sales of die cast collectibles to Mattel. Zindart's orders on hand at December 31, 1997 were $28.0 million as compared to $24.1 million at December 31, 1996.

         Gross Profit. Gross profit of Zindart was $6.1 million for the three months ended December 31, 1997, an increase of $1.7 million, or 38.7%, from the same period in 1996. Gross margin was 30.2% in the three months ended December 31, 1997 as compared to 27.1% in the same period in 1996. This margin growth resulted from a change in product mix and saving of


                                       8.

overhead as a result of consolidation of old factories in Guangzhou into the expanded Dongguan facility. The consolidation started in September 1997 and was completed in mid January 1998.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses of Zindart were $3.2 million for the three months ended December 31, 1997, an increase of $0.8 million, or 32.9%, from the same period in 1996. This increase resulted from additional selling expenses and personnel costs associated with the growth of the Company's business and additional legal and professional expenses associated with the Company's status as a public company. The Company anticipates that its selling, general and administrative expenses may increase at a moderate rate in subsequent periods.

         Operating and Net Income. As a result of the factors discussed above, operating income of Zindart was $2.9 million for the three months ended December 31, 1997, an increase of $0.9 million, or 45.5%, from the same period in 1996. Net income was $2.5 million for the three months ended December 31, 1997, an increase of $1.1 million, or 73.5%, from the same period in 1996.

Nine months ended December 31, 1997 and 1996

         Net sales. Net sales of Zindart in the nine months ended December 31, 1997 were $56.0 million, an increase of $7.3 million, or 15.0%, from $48.7 million in the nine months ended December 31, 1996. The increase primarily was due to the increase in sales of die cast collectibles to Mattel in the second and third quarters, partially offset by constrained sales growth in the first quarter resulting from one-time labor shortages that abated early in the second quarter.

         Gross Profit. Gross profit of Zindart totaled $16.7 million in the nine months ended December 31, 1997, an increase of $4.4 million, or 35.1%, from $12.4 million in the nine months ended December 31, 1996. Gross margin was 29.9% in the nine months ended December 31, 1997 as compared to 25.5% in the nine months ended December 31, 1996. Gross margin increased due to a change in product mix and saving of overhead as a result of consolidation of old factories into the expanded Dongguan facility. During the nine months ended December 31, 1996, Zindart incurred costs associated with operating the Dongguan facility at less than full capacity and training new employees.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses of Zindart were $9.0 million for the nine months ended December 31, 1997, an increase of $2.4 million, or 37.2%, from $6.6 million in the nine months ended December 31, 1996. Selling, general and administrative expenses constituted 16.1% of net sales in the nine months ended December 31, 1997 and 13.5% in the nine months ended December 31, 1996. Selling, general and administrative expenses increased due to additional selling expenses and personnel costs associated with supporting growth of Zindart's business and additional legal and professional expenses associated with Zindart's status as a public company.

         Operating Income. The Company's income from operations was $7.7 million in the nine months ended December 31, 1997, an increase of $1.9 million, or 32.8%, from $5.8 million in the nine months ended December 31, 1996


                                       9.

         Interest Income (Expense), Net. Zindart's interest income (expense), net, was $291,000 in the nine months ended December 31, 1997 as compared to $(572,000) in the nine months ended December 31, 1996. The change was attributable to decreased borrowings in the later period. The Company's interest expense will increase substantially upon completion of the Hua Yang acquisition.

         Other Income (Expense), Net. Zindart's other income (expense), net, totaled $153,000 in the nine months ended December 31, 1997 as compared to $168,000 in the nine months ended December 31, 1996

         Provision For Income Taxes. The effective income tax rate for Zindart was 8.6% in the nine months ended December 31, 1997 and 8.6% in the nine months ended December 31, 1996.

         Net Income. Based on the factors described above, Zindart's net income totaled $6.9 million in the nine months ended December 31, 1997, an increase of $2.7 million, or 62.7%, from $4.2 million in the nine months ended December 31, 1996.

Liquidity and Capital Resources

         Zindart. Zindart has financed its operations through cash from operations and sales of equity securities. Zindart increased its working capital in March and April 1997 in connection with Zindart's initial public offering, with net proceeds to Zindart of approximately $14.1 million. Cash and bank deposits and capital leases were $13.2 million and $1.7 million, respectively, at December 31, 1997. Cash generated from operating activities was $8.0 million for the nine months ended December 31, 1997. Cash used in investing activities for the nine months ended December 31, 1997 was $7.8 million, primarily as a result of expenditures for the acquisition of plant and equipment and construction-in-progress at Zindart's facility in Dongguan, Guangdong Province, PRC (the "Dongguan Facility"). Zindart's cash generated by financing activities during such nine-month period was $509,000.

         During the nine months ended December 31, 1997, Zindart repaid equipment lease financings of $471,000 to two equipment lessors. As of December 31, 1997, the aggregate outstanding amount under all capital leases was $1.7 million. As of December 31, 1997, $2.3 million remained available to draw upon under these leases. These leases require repayment in 48 monthly installments. The first and second leases carry annual interest rates of 9.3% and 7.2%, respectively. Zindart repaid short-term and long-term loans of $8.0 million in fiscal 1997. In fiscal 1997, Zindart obtained equipment lease financing in the aggregate amount of $1.5 million from two equipment lessors. The Company intends to terminate these leases.

         Zindart has revolving lines of credit with two banks: Standard Chartered Bank and The Hong Kong and Shanghai Banking Corporation Limited. In May 1997, Zindart renegotiated its banking facilities. As a result, the banks have released all loan covenants, mortgages over properties and pledges of bank deposits previously made by Zindart. As of December 31, 1997, these lines of credit allowed for aggregate borrowings of up to $10.4 million. As of December 31, 1997, Zindart had no borrowing outstanding under these revolving lines of credit.

         Consistent with practice in the giftware, collectibles and toy industry, Zindart offers accounts receivable terms to its customers. This practice has created working capital


                                      10.

requirements that Zindart generally has financed with net cash balances, internally generated cash flow and loans. Zindart's accounts receivable balance at December 31, 1997 was $13.2 million. Zindart has not experienced any significant problems with collection of accounts receivable from its customers.

         Zindart's capital expenditures for the nine months ended December 31, 1997, fiscal 1997 and fiscal 1996 were $7.8 million, $3.0 million and $7.3 million, respectively.

         The Company. The Company's liquidity needs are expected to arise primarily from debt service on indebtedness incurred in connection with the Hua Yang acquisition, working capital needs and the funding of capital expenditures and investments. The Company has incurred substantial indebtedness in connection with the Hua Yang acquisition. The Company's revolving credit facility (the "Credit Facility") provides for revolving borrowings in a maximum amount of up to $30.0 million, with a term of five years, subject to the put option described below. All borrowings were fully utilized in connection with the Hua Yang acquisition. Borrowings under the Credit Facility currently bear interest at a rate of LIBOR plus a margin of 2.0%. Interest is payable quarterly in arrears.

         The Company anticipates repayment of approximately $10.0 million of such indebtedness with the net proceeds from the Company's pending public offering, as permitted by the Credit Facility. After such repayment, quarterly interest payments will be approximately $531,000. Each lender under the Credit Facility may demand repayment of its commitment under the Credit Facility at the end of each of the third and fourth years following the closing date upon 90 days' prior written notice. The Company may cancel the Credit Facility in whole or in part at any interest payment date upon 90 business days' prior written notice. As required by the Credit Facility, the Company expects to use approximately $3.1 million of its working capital to repay its existing capital leases before the end of fiscal 1998.

         As of December 31, 1997, the Company had capital commitments amounting to approximately $552,000 in respect of purchase of machinery and tools. The Company anticipates that its capital expenditures will increase substantially in the event that the Company elects to move the Hua Yang facility or to build an expansion to the Dongguan Facility.

         On a pro forma basis as of December 31, 1997, the Company had cash and bank deposits of approximately $8.8 million, $10.4 million available under its existing lines of credit and total indebtedness of approximately $33.1 million.

         The Company's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowings under existing lines of credit and the Credit Facility The Company believes that these sources, with the estimated net proceeds from the Company's pending public offering (after the repayment of $10.0 million of the indebtedness under the Credit Facility), will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures and interest payments on its existing indebtedness for at least the next 18 months. However, there can be no assurance that these resources will be adequate to meet the Company's needs, particularly in the event that the Company elects to move its manufacturing facility presently located in Shenzen, PRC, or to expand the Dongguan Facility. In the event that the Company requires additional capital, it may be required to issue


                                      11.

additional equity securities, which could result in additional dilution to existing stockholders, or to borrow such funds, which could adversely affect operating results. No assurance can be given that such capital will be available.

         All of Zindart's sales are denominated either in U.S. Dollars or Hong Kong Dollars. The largest portion of Zindart's expenses are denominated in Hong Kong Dollars, followed by Renminbi (the PRC's currency) and U.S. Dollars. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. Dollar and the Hong Kong Dollar at an exchange rate of approximately HK$7.80 to US$1.00. There can be no assurance that this link will be continued, although Zindart is not aware of any intention of the Hong Kong government or the PRC to abandon the link. There has been significant volatility in the exchange rates of Renminbi to U.S. Dollars in recent years. Over the last five years, the Renminbi has experienced significant devaluation against most major currencies. The January 1, 1994 establishment of the current floating exchange rate system produced a significant devaluation of the Renminbi from $1.00 to Rmb 5.7 to approximately $1.00 to Rmb 8.3 as of December 31, 1997. The rates at which exchanges of Renminbi into U.S. Dollars may take place in the future may vary. If the value of the Renminbi or the Hong Kong Dollars depreciates relative to the value of U.S. Dollars, such fluctuation may have a positive effect on Zindart's results of operations. If the value of the Renminbi or the Hong Kong Dollars appreciates relative to the value of U.S. Dollars, such fluctuation may have a negative effect on Zindart's results of operations. Zindart does not currently hedge its foreign exchange positions.


                                      12.

                               OTHER INFORMATION



CHANGES IN SECURITIES AND USE OF PROCEEDS

         On February 13, 1998, Zindart issued 666,667 Ordinary Shares in connection with the acquisition of Hua Yang. Of these Shares, 643,334 were sold in reliance on an exemption from the Securities Act of 1933, as amended, pursuant to Regulation D and/or Section 4(2) thereunder, and 23,333 were sold in reliance on an exemption pursuant to Regulation S thereunder. The Shares were sold to the Selling Stockholders set forth in the Exchange Agreement, dated February 10, 1998. See the Company's Report on Form 6-K relating to the acquisition for the month of February, 1998.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On December 31, 1997, Zindart held an Extraordinary General Meeting of Shareholders. At the meeting, shareholders passed the following resolutions:

         1. Authorizing the Board of Directors to issue up to 1,000,000 Ordinary Shares of Zindart in connection with the acquisition of Hua Yang (For 5,193,119, Against 455,100, Withheld 2,400);

         2. Increasing the Authorized share capital of Zindart from HK$5,000,000 to HK$7,500,000 by the creation of 5,000,000 new share of HK$0.50 each ranking pari passu in all respects with the existing Ordinary Shares of Zindart (For 5,188,525, Against 459,694, Withheld 2,400); and

         3. Authorizing the Board of Directors to issue all or part of the authorized but unissued shares of Zindart in such manner and to such persons as they in their discretion deem fit, such authorization to lapse at the next annual general meeting of the Company (For 5,191,819, Against 451,200, Withheld 7,600).

         4. Amending Article 66 of the Articles of Association of the Company to permit the Board of Directors to appoint any other person as a director, provided that such appointment shall automatically terminate at the next following annual general meeting of the Company. (For 5,644,519, Against 500, Withheld 4,600).

         5. Amending Article 65 of the Articles of Association of the Company to establish the number of directors of the Company to be no less than two and no more than eleven. (For 5,645,019, Against 3,100, Withheld 1,500).


                                      13.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ZINDART LIMITED


Date  February 23, 1998                      By  /s/ Feather S.Y. Fok
                                                --------------------------------
                                                     Feather S.Y. Fok
                                                     Chief Financial Officer and
                                                     Chief Operating Officer

                                      14.